SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

EZchip Semiconductor Ltd.
1 Hatamar Street
Yokneam 2069206, Israel
______________

Notice of Annual General Meeting of Shareholders
December 2, 2014

To the Shareholders of EZchip Semiconductor Ltd.:

We cordially invite you to attend the Annual General Meeting of Shareholders of EZchip Semiconductor Ltd. to be held on Tuesday, December 2, 2014 at 11:00 A.M. (Israel time), at EZchip’s principal executive offices at 1 Hatamar Street, Yokneam 2069206, Israel (the telephone number at that address is +972-4-959-6666).

The following matters are on the agenda for the meeting:

(1)	to authorize an increase to the number of directors on our Board of Directors from six to seven directors, as required by our articles of association;

(2)	the election of five directors;

(3)	the reelection of one of our outside directors for an additional three year term;

(4)
the approval of changes to the compensation terms of Eli Fruchter, our Principal Executive Officer and the President and Chief Executive Officer of our subsidiary, EZchip Technologies Ltd., who is also our director;

(5)	the approval of the grant of restricted share units to our directors; and

(6)
the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2014; when this proposal is raised, you will also be invited to discuss our 2013 consolidated financial statements.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety.

Record Date

Only shareholders who hold our Ordinary Shares, par value NIS 0.02 per share, at the close of business on October 28, 2014 (the record date) will be entitled to notice of, and to vote at, the meeting and any adjournments thereof.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the Ordinary Shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide us, prior to the meeting, with a certification confirming his ownership of the Ordinary Shares on the record date.  Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account.

EZchip Semiconductor Ltd.

All shareholders of record on the record date are cordially invited to attend and vote at the meeting in person or by proxy, pursuant to our Articles of Association.  Shareholders may send us position papers no later than November 7, 2014.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the meeting and voting in person or by proxy is required to approve each of the proposals. In addition, in order to approve each of Items Nos. 3, 4 and 5, the shareholders’ approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of such proposal  (excluding, in the case of Item 3, a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding Ordinary Shares.

Review of Documents

Enclosed are the proxy statement and a proxy card for the meeting. Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-4-959-6666) until the date of the meeting. Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.ezchip.com/ir-shareholder-mtg.htm.

Each TASE Member will e-mail, upon request and without charge, a link to the distribution sites, to each shareholder who is not listed in our shareholder register and whose shares are held through the TASE Member, provided that each such shareholder’s request is submitted (i) with respect to a specific securities account, and (ii) prior to the record date.

By Order of the Board of Directors, BENNY HANIGAL Chairman of the Board of Directors

EZchip Semiconductor Ltd.

EZchip Semiconductor Ltd.

PROXY STATEMENT
_____________________

Annual General Meeting of Shareholders
December 2, 2014

We invite you to attend EZchip Semiconductor Ltd.’s Annual General Meeting of Shareholders.  The meeting will be held on Tuesday, December 2, 2014 at 11:00 A.M. (Israel time), at EZchip’s principal executive offices at 1 Hatamar Street, Yokneam 2069206, Israel.

We are sending you this proxy statement because you hold Ordinary Shares, par value NIS 0.02 per share, of EZchip Semiconductor Ltd.  Our Board of Directors is asking that you sign and send in your proxy card, enclosed with this proxy statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to authorize an increase to the number of directors on our Board of Directors from six to seven directors, as required by our articles of association;

(2)	the election of five directors;

(3)	the reelection of one of our outside directors for an additional three year term;

(4)
the approval of changes to the compensation terms of Eli Fruchter, our Principal Executive Officer and the President and Chief Executive Officer of our subsidiary, EZchip Technologies Ltd., who is also our director;

(5)	the approval of the grant of restricted share units to our directors; and

(6)
the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2014; when this proposal is raised, you will also be invited to discuss our 2013 consolidated financial statements.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Enclosed is a proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope, by December 1, 2014 at 6:59 A.M. (Israel time).

EZchip Semiconductor Ltd.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on October 28, 2014.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on October 28, 2014, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about October 28, 2014, and we will solicit proxies primarily by mail and e-mail.  The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On October 1, 2014, we had outstanding 29,376,162 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing more than 50% of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned to the same day in the next week (at the same time and place), or to a day, time and place as the Chairman of our Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

If a shareholder holds Ordinary Shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count. If a shareholder holds Ordinary Shares through a bank or broker and does not instruct the bank or broker how to vote in any proposal, no votes will be cast on that shareholder’s behalf for such proposal.

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 6 below.

EZchip Semiconductor Ltd.

Beneficial Ownership of Ordinary Shares
by Certain Beneficial Owners and Management; Executive Compensation

The following table sets forth certain information as of October 1, 2014, (unless otherwise indicated below) for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors that beneficially owns more than 1% of our outstanding Ordinary Shares and (iii) our executive officers and directors as a group.  The information in the table below is based on 29,376,162 Ordinary Shares outstanding as of October 1, 2014 (unless otherwise indicated below).  Each of our outstanding Ordinary Shares has identical rights in all respects.

Name	Number of Shares(1)	Percent
Harel Insurance Investments and Financial Services Ltd. (2)	1,722,531	5.86%
Parnassus Investments (3)	1,688,361	5.75%
Psagot Investment House Ltd. (4)	1,615,914	5.50%
FMR LLC (5)	1,469,451	5.00%
All directors and executive officers as a group (8 persons)(6)	1,007,443	3.41%
__________________________
(1)
The number of Ordinary Shares beneficially owned includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this table, and RSUs that vest within 60 days of the date of this table.  Shares issuable pursuant to such options or RSUs are deemed outstanding for computing the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.

(2)
Based on Schedule 13G filed with the Securities and Exchange Commission on June 9, 2014.  The address of Harel Insurance Investments and Financial Services Ltd. is Harel House, 3 Aba Hillel Street, Ramat Gan 52118, Israel.

(3)	Based on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014. The address of Parnassus Investments is 1 Market Street, Suite 1600, San Francisco, California 94105.

(4)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 19, 2014. The address of Psagot Investment House Ltd. is 14 Ahad Ha’am Street, Tel Aviv 65142, Israel.

(5)	Based on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2014. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(6)
Includes options to purchase an aggregate 161,881 Ordinary Shares that are currently exercisable or exercisable within 60 days of the date of this table and 16,437 restricted share units that vest within 60 days of the date of this table, which are held by our directors and executive officers as a group (8 persons).

The following table sets forth the annual compensation earned during 2013 by our Chief Executive Officer and the next four most highly-compensated executive officers (U.S. dollars in thousands):

Name	Position	Salary Cost	Value of Equity Awards	Other Compensation*	Total

Eli Fruchter	Principal Executive Officer	$349	$1,423	$2	$1,774

Rob O'Hara	VP Sales	$406	$471	$2	$879

Dror Israel	CFO	$198	$495	$41	$734

Amir Eyal	VP Business Development	$206	$495	$28	$729

Guy Koren	CTO	$202	$495	$35	$735

* Includes leased car and portable phone expenses.

EZchip Semiconductor Ltd.

Item 1 – Proposal to Increase the Fixed Number of Directors

In accordance with our Articles of Association, our Board of Directors will consist of not less than three and not more than fourteen directors, as may be fixed from time to time by our shareholders.  Our shareholders last fixed the number of directors at six and the maximum number of directors at ten.

Our Board of Directors recommends to increase the size of our Board of Directors from six to seven members and, as described in more detail in Item 2 below, to appoint Mr. Joel Maryles, who has held numerous senior positions in the global financial sector over the past three decades, as an additional member of our Board of Directors.

In accordance with our Articles of Association, any change to the total number of directors serving on our Board of Directors requires the approval of such change by our shareholders.

We therefore propose that the following resolution be adopted:

RESOLVED, that the number of directors serving on the company’s Board of Directors be increased from six to seven.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

Item 2 – Proposal to Elect Directors (Other than Outside Directors)

As described in Item 1 above, our Board of Directors currently consists of six directors, including our two outside directors, and subject to the approval of Item 1 above, the Board of Directors shall consist of seven directors.  You are being asked to reelect all of our current directors who are not outside directors – Benny Hanigal, Eli Fruchter, Prof. Ran Giladi and Karen Sarid, and to elect Joel Maryles, who has held numerous senior positions in the global financial sector over the past three decades (as described in more detail in his biographical information below), as a new director.

In accordance with Israel’s Companies Law, each of the nominees for election to our Board of Directors (as well as our outside directors) has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the company, taking into account the company’s size and special needs.  Our Board of Directors has determined that each of Prof. Ran Giladi, Joel Maryles and Karen Sarid, as well as our two outside directors, Shai Saul and David Schlachet, is an independent director within the meaning of Israel’s Companies Law.

During the past year, all of our directors attended more than 75% of our Board of Directors meetings and more than 75% of the meetings of each of the Committees of the Board of Directors on which they serve.

EZchip Semiconductor Ltd.

Nominees for Director

As permitted by the NASDAQ Marketplace Rules, we follow Israeli law and practice rather than the NASDAQ requirement regarding the process for the nomination of directors.  Under Israeli law and practice, directors are elected by the shareholders, unless otherwise provided in a company’s Articles of Association.  Our Articles of Association do not provide otherwise.  Our practice has been that director nominees are presented in the proxy statement for election at the annual meetings of shareholders.

Accordingly, our Board of Directors recommends that the following five nominees be elected to our Board of Directors at the meeting.  If elected at the meeting, these nominees will serve until next year’s annual meeting of our shareholders.  Set forth below is information about each nominee, including principal occupation, business history and any other directorships held.

Benny Hanigal has served as the Chairman of our Board of Directors since December 2007, and as the Chairman of the Board of Directors of EZchip Technologies since December 2006.  From 2001 until 2010, Mr. Hanigal was a partner in Sequoia Capital Israel Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995.  In 1995, Lannet Ltd. was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997.  From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that managed one of the Star funds.  Mr. Hanigal also served as a director of Alvarion Ltd until 2011. Mr. Hanigal holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Eli Fruchter serves as the President and Chief Executive Officer of EZchip Technologies, a position that he has held since EZchip Technologies’ inception in May 1999, and has served as a director of our company since its inception and Chairman of our Board of Directors from December 2006 until December 2007. Mr. Fruchter co-founded our company and from 1990 to 1999 he served as our General Manager and the Chairman of our Board of Directors. Prior to that, he was also among the founders of Adacom Technologies Ltd., a manufacturer of data communications products.  Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Prof. Ran Giladi has served as a director of our company since December 2001.  Prof. Giladi is a faculty member of Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1996 until 2000 and from 2010 until 2012, as well as serving as vice-Dean of the Faculty of Engineering Sciences from August 2008 until July 2011.  Since 2011 Prof. Giladi has been a Venture Partner of DFJ Tel Aviv Venture Partners, an Israeli technology-focused venture capital fund since 2011, and he served in a similar capacity in two preceding venture capital funds (DFJ TFV III and TFV II) from 2004.  Prof. Giladi was the active Chairman of DiskSites, Inc., which was acquired by Expand Networks Ltd. in 2006.  Prof. Giladi co-founded InfoCyclone Inc. and was its President and Chief Executive Officer from 2000 until 2002.  Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986.  Prof. Giladi holds a B.A. degree in Physics and an M.Sc. degree in Biomedical Engineering, both from the Technion - Israel Institute of Technology and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

EZchip Semiconductor Ltd.

Joel Maryles has held numerous senior positions in the financial sector over the past three decades. Since 2014, Mr. Maryles has served as a Director of Radware Ltd., a Nasdaq-listed company focused on application delivery and network security products. From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded. From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney. From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including Managing Director focused on Israeli technology and healthcare transactions. Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors. Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. from the University of Chicago.

Karen Sarid has served as a director of our company since December 2001 and is a member of our Audit Committee and Compensation Committee.  Ms. Sarid serves as Vice President at Syneron Medical Israel since August 2014. From 2012 to 2014 Ms Sarid served as President of Alma Lasers Ltd. Ms. Sarid served as President and General Manager of Syneron Medical Israel from 2009 to 2010.  Ms. Sarid served as the General Manager of Galil Medical Israel from 2007 to 2009.  Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market. Prior to that and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd.  From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that was traded on the NASDAQ Stock Market.  Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996..  From September 2012, Ms. Sarid also serves as a director and a member of the audit committee of Medical Compression Systems (MCS). Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

We are proposing to adopt the following resolutions:

RESOLVED, to elect Benny Hanigal to serve as a director on the Board of Directors of EZchip Semiconductor Ltd. until the 2015 annual meeting of shareholders;

FURTHER RESOLVED, to elect Eli Fruchter to serve as a director on the Board of Directors of EZchip Semiconductor Ltd. until the 2015 annual meeting of shareholders;

FURTHER RESOLVED, to elect Prof. Ran Giladi to serve as a director on the Board of Directors of EZchip Semiconductor Ltd. until the 2015 annual meeting of shareholders;

EZchip Semiconductor Ltd.

FURTHER RESOLVED, to elect Joel Maryles to serve as a director on the Board of Directors of EZchip Semiconductor Ltd. until the 2015 annual meeting of shareholders; and

FURTHER RESOLVED, to elect Karen Sarid to serve as a director on the Board of Directors of EZchip Semiconductor Ltd. until the 2015 annual meeting of shareholders.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

Item 3 – Proposal to Reelect an Outside Director

In accordance with Israel’s Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence.  An outside director serves for a term of three years, which may be extended for additional three-year terms.  An outside director can be removed from office only under very limited circumstances.  All of the outside directors must serve on our Audit Committee and Compensation Committee (including one outside director serving as the chair of such committees), and at least one outside director must serve on each committee of our Board of Directors.

As noted above, Shai Saul and David Schlachet are our outside directors under Israel’s Companies Law.  The current term of office of David Schlachet expires in 2014 and he is standing for reelection at this meeting.  The term of office of Shai Saul expires in 2015, and he is not required to stand for reelection at the meeting.

Biographical information concerning our outside directors, including Shai Saul who is not standing for reelection at the meeting, is set forth below:

David Schlachet has served as director of our company since September 2005 and is the Chairman of our Audit Committee and a member of our Compensation Committee.  Mr. Schlachet served as Chief Executive Officer of Syneron Medical Ltd. from November 2005 to May 2007, after having served as its Chief Financial Officer from July 2004 to November 2005. From January 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in life sciences.  From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. Mr. Schlachet also served as an active Chairman of Elite Industries Ltd.  From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science.  Mr. Schlachet serves as a director of Syneron Medical Ltd.,  and Mazor Robotics Ltd., both listed in NASDAQ and Bio Time Inc listed in NYSE. Mr. Schlachet serves as a director of BioCancell Therapeutic Ltd as Chairman of the Board of Directors of Taya Investment Company Ltd., both listed on the Tel Aviv Stock Exchange.  From December 2008 to December 2012, Mr. Schlachet served as a director and audit committee member of the Tel Aviv Stock Exchange and as a director of the Tel Aviv Stock Exchange Clearing House and Maof Clearing House. Since October 2010 Mr. Schlachet also serves as Chairman of CellCure Neurosciences Ltd., a privately-held biotechnology company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

EZchip Semiconductor Ltd.

Shai Saul has served as a director of our company since December 2006 and is a member of our Audit Committee and Chairman of our Compensation Committee.  Mr. Saul serves as Founder and General Partner of DFJ Tel Aviv Venture Partners, an Israeli technology-focused venture capital fund since 2011.  Mr. Saul served in similar capacities in two preceding venture capital funds (DFJ TFV III and TFV II) since 1999.  From 2000 to 2009, Mr. Saul served as Chairman of CopperGate Communications, a developer of system-on-chips for in-home broadband connectivity (acquired by Sigma Designs NASDAQ: SIGM). In 2001, he served as CopperGate’s Chief Executive Officer. From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN, acquired later by SafeNet). From 1993 to 1994, Mr. Saul served as Chief Executive Officer of Ganot Ltd., a cleantech company.  Mr. Saul also serves among others, as a director of Superfish and board observer at Doat Media.  His past investments and board positions include Native Networks, a developer of carrier-class optical Ethernet transport solutions (acquired by Alcatel, NYSE:ALU), Allot Communications (NASDAQ: ALLT), a provider of DPI-based intelligent broadband solutions, Wave Systems, fables developer of authentication chips (NASDAQ: WAVX), and Voltaire, a developer of scale-out solutions for high performance data centers (NASDAQ: VOLT acquired by Mellanox, NASDAQ: MLNX). Mr. Saul holds an LL.B. degree from Tel Aviv University.

Our Audit Committee and Board of Directors recommends that David Schlachet be reelected as an outside director at the meeting for an additional three-year term, and has determined that, in light of the expertise and contribution to our Board of Directors and Board committees of Mr. Schlachet, the reelection of Mr. Schlachet as an outside director for an additional three year term would be in the company’s best interest.  Our Audit Committee and Board of Directors has further found that David Schlachet has all necessary qualifications required under Israel’s Companies Law and the requirements of NASDAQ, and that Mr. Schlachet has “accounting and financial expertise”, as such term is defined by regulations promulgated under the Israeli Companies Law.  Furthermore, Mr. Schlachet has certified to the company that he meets all other requirements in connection with the election of an outside director under Israel’s Companies Law.

We therefore propose to adopt the following resolution:

RESOLVED, that the reelection of David Schlachet to our Board of Directors to serve as an Outside Director for an additional three-year term until the 2017 Annual General Meeting be, and it hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to reelect Mr. Schlachet as our outside director.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with a controlling shareholder).  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

EZchip Semiconductor Ltd.

Item 4 – Proposal to Change the Compensation terms of Eli Fruchter, the President and Chief Executive Officer

Under Israel’s Companies Law, the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval. Eli Fruchter is both the director and Principal Executive Officer of EZchip Semiconductor Ltd. and the President and Chief Executive Officer of our subsidiary, EZchip Technologies Ltd. Therefore, subject to his election as our director, as discussed in Item 2, Mr. Fruchter's compensation is subject to this shareholder approval requirement.

Our Compensation Committee and Board of Directors have approved, and recommended that the shareholders approve, an increase of NIS 2,000 (approximately $550) to the monthly compensation of Mr. Fruchter.  Mr. Fruchter serves as our Principal Executive Officer and as the President and Chief Executive Officer of EZchip Technologies, a position that he has held since EZchip Technologies’ inception in May 1999, and has served as a director of our company, since its inception and Chairman of our Board of Directors from December 2006 until December 2007.  Mr. Fruchter co-founded our company and from 1990 to 1999 he served as our General Manager and the Chairman of our Board of Directors.  Pursuant to the proposed increase, Mr. Fruchter will receive, effective January 1, 2014, a monthly gross salary of NIS 76,880 (approximately $21,000), an increase of NIS 2,000 (approximately $550) from the previous gross monthly salary of NIS 74,880 (approximately $20,450).  Mr. Fruchter does not currently receive a bonus for his services.  In addition, our Compensation Committee and Board of Directors have also approved, and recommended that the shareholders approve, the grant to Mr. Fruchter of restricted share units, as described in Item 5 below.

The shareholders are being asked to approve the increase to Mr. Fruchter’s monthly salary, as approved by our Compensation Committee and Board of Directors.  This approval will continue in effect for subsequent years as long as such compensation is not increased.

In making its recommendation, the Compensation Committee and Board of Directors considered several factors, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Fruchter, the equity and compensation for comparably situated CEOs, the estimation of Mr. Fruchter’s expected contributions to the future growth and profitability of EZchip, as well as certain other factors prescribed by Israel’s Companies Law and our executive compensation policy.

We therefore propose that the following resolution be adopted:

RESOLVED, to approve changes to the compensation terms of Eli Fruchter, the President and Chief Executive Officer of EZchip Technologies Ltd., in the amounts described in Item 4 of the Proxy Statement, effective as of January 1, 2014.

EZchip Semiconductor Ltd.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the resolution, not taking into consideration abstentions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the in the approval of the resolution.

Item 5 – Proposal to Grant Restricted Share Units
to our Directors

We have historically only paid our Chairman and outside directors cash compensation for their services and our other directors have not received any cash compensation, and such payments were in amounts that we believe are quite low compared with the cash compensation provided by most comparable companies that are traded on NASDAQ.  Instead, we have relied on equity incentives in order to be able to continue to attract and retain the best available directors and to promote their interest in the success of the company’s business.

Israel’s Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval.  This includes cash compensation as well as compensation in the form of equity awards.

Our Compensation Committee and Board of Directors have approved the grant to our directors of restricted share units, as set forth below, at an exercise price equal to the par value of our Ordinary Shares (NIS 0.02) in accordance with our Executive Compensation Policy.

The restricted share units will be granted pursuant to the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan and pursuant to the EZchip Executive Compensation Policy, with 25% of the restricted share units granted to each director vesting on the first anniversary of the date of the grant, and the remainder 75% of the restricted share units vesting in 12 equal quarterly installments, commencing 15 months after the date of the grant.  The grant of restricted share units to our directors shall also include a grant to our outside directors.  Pursuant to the approval of our shareholders, our outside directors are granted the same amount of restricted share units as the amount granted to our other directors (other than the Chairman of the Board and our Principal Executive Officer).

In addition, our Compensation Committee and Board of Directors have approved the grant to Mr. Joel Maryles, our new director nominee (as described in Item 2 above), of restricted share units, to purchase 1,450 Ordinary Shares, at an exercise price equal to the par value of our Ordinary Shares (NIS 0.02), in accordance with our Executive Compensation Policy.  Such RSUs shall be granted in consideration for the services provided by Mr. Maryles to the company through the date of the meeting, and shall be fully vested on the date of grant.

EZchip Semiconductor Ltd.

We therefore propose that the following resolutions be adopted:

RESOLVED, that the grant to each director of EZchip Semiconductor Ltd. pursuant to the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan and pursuant to the EZchip Executive Compensation Policy of restricted share units to purchase Ordinary Shares, in the following amounts, at an exercise price equal to the par value of our Ordinary Shares (NIS 0.02), with 25% of the restricted share units granted to each director vesting on the first anniversary of the date of the grant, and the remainder 75% of the restricted share units vesting in 12 equal quarterly installments, commencing 15 months after the date of the grant, and upon the terms approved by the Compensation Committee and Board of Directors of EZchip Semiconductor Ltd., be, and it hereby is, approved:

Name of Director	No. of RSUs

Benny Hanigal	17,750

Eli Fruchter	45,900

Prof. Ran Giladi	6,550

Joel Maryles	6,550

Karen Sarid	6,550

Shai Saul	6,550

David Schlachet	6,550

FURTHER RESOLVED, that the grant to Mr. Joel Maryles pursuant to the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan and pursuant to the EZchip Executive Compensation Policy of restricted share units to purchase 1,450 Ordinary Shares, at an exercise price equal to the par value of our Ordinary Shares (NIS 0.02), with 100% of the restricted share units granted vesting on the date of the grant, and upon the terms approved by the Compensation Committee and Board of Directors of EZchip Semiconductor Ltd., be, and it hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the grant of restricted share units to our directors.  In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the grant of restricted share units to our directors, not taking into consideration abstentions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the in the approval of the grant of restricted share units to our directors.

EZchip Semiconductor Ltd.

Item 6 – Proposal to Ratify and Approve the Appointment and Compensation of our
Independent Registered Public Accountants;
Review and Discussion of our 2013 Consolidated Financial Statements

Our Audit Committee and Board of Directors have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2014.  At the meeting, shareholders will be asked to ratify and approve the appointment.

At the meeting, shareholders will also be asked to authorize the Audit Committee (subject to ratification of the Board of Directors) to fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services.

Representatives of Kost Forer Gabbay & Kasierer will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2013 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2013, including our 2013 consolidated financial statements, is available on our website at www.ezchip.com.  To have a printed copy mailed to you, please contact us at 1 Hatamar Street, Yokneam 2069206, Israel; tel: +972-4-959-6666.

We therefore propose that the following resolution be adopted:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as EZchip Semiconductor Ltd.’s independent registered public accountants for the fiscal year ending December 31, 2014 be, and it hereby is, ratified and approved, and that the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

EZchip Semiconductor Ltd.

Proposals of Shareholders for 2015 Annual general meeting

Shareholder Proposals for the Annual Meeting

Shareholder Proposals for Annual General Meeting in 2015

Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the company’s proxy statement for our 2015 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to 1 Hatamar Street, Yokneam 2069206, Israel, Attention: Corporate Secretary,and must otherwise comply with the requirements of the Companies Law.  The written proposal must be received by EZchip not less than 90 calendar days prior to the first anniversary of the Annual Meeting (i.e., no later than September 2, 2015); provided that if the date of the 2015 annual general meeting is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Annual Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2015 annual general meeting and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2015 annual general meeting is first made.

We currently expect that the agenda for our annual general meeting to be held in 2015 will include (1) the election (or reelection) of directors (other than outside directors); (2) the election (or reelection) of an outside director; (3) the approval of the appointment (or reappointment) of the Company’s auditors; (4) as required pursuant to Israeli law, the approval of compensation for our directors and (5) presentation and discussion of the financial statements of the Company for the year ended December 31, 2014 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2015 annual general meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The company may disregard shareholder proposals that are not timely and validly submitted.

EZchip Semiconductor Ltd.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2015 Annual General Meeting in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors, BENNY HANIGAL Chairman of the Board of Directors

Dated: October 28, 2014

EZCHIP SEMICONDUCTOR LTD.

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 2, 2014

The undersigned shareholder of EZchip Semiconductor Ltd. (the "Company") hereby appoints ELI FRUCHTER and DROR ISRAEL, and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Comp any that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 1 Hatamar Street, Yokneam 2069206, Israel, on Tuesday, December 2, 2014, at 11:00 A.M. (Israel time), and at any adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by under signed shareholder. If no direction is made, this proxy will be voted FOR items 1, 2, 3, 4, 5 and 6. Unless the under signed marked YES next to items 7, 8 or 9, the under signed confirms that it is not a controlling shareholder and does not have a personal interest with respect to items 3, 4 and 5.
(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EZCHIP SEMICONDUCTOR LTD.

December 2, 2014

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at http://www.ezchip.com/ir-shareholder-mtg.htm

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 1 AND 3 THROUGH 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

						FOR	AGAINST	ABSTAIN

2.	To elect directors (other than outside directors): (note: directors are elected as a group, not individually)			1.	To authorize an increase to the number of directors from six (6) to seven (7) directors.	☐	☐	☐

		NOMINEES:		3.	To reelect an outside director for an additional three (3) year term.	☐	☐	☐
☐	FOR	Eli Fruchter
		Prof. Ran Giladi		4.	To approve changes to the compensation terms of Mr. Eli Fruchter.	☐	☐	☐
☐	WITHHELD	Benny Hanigal
		Joel Maryles		5.	To approve the grant of restricted share units to directors.	☐	☐	☐
		Karen Sarid
				6.	To ratify the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's inde- pendent public accountants for 2014.	☐	☐	☐

						YES	NO

				7.	am a controlling shareholder or I have a personal interest in Item 3.	☐	☐

				8.	Iam a controlling shareholder or I have a personal interest in Item 4.	☐	☐

				9.	Iam a controlling shareholder or I have a personal interest in Item 5.	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of the Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby  ratifies  and  confirms  all that  said  proxies,  their  substitutes,  or any  of them,  may lawfully do by virtue thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
			☐

Signature or Shareholder	Date:	Signature or Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.